UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-132232

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

           For Period Ended:                      December 31, 2005

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the
notification relates:                     N/A

PART I
REGISTRANT INFORMATION

Name of Issuing Entity Structured Asset Mortgage Investments II Trust 2005-F2 Full name of registrant Structured Asset Mortgage Investments II Inc. Former name if applicable

383 Madison Avenue

Address of principal executive office (Street and number)

New York, New York 10179

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	| | | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Bear Stearns & Co. Inc. is not able to file on behalf of Structured Asset Mortgage Investments II Inc. (the “Registrant”) on or before March 31, 2006 the annual report on Form 10-K of the Registant without unreasonable effort or expense.

          Despite the best efforts of Bear Stearns, Bear Stearns was not able to obtain the documentation from an unaffiliated third party necessary to conduct the annual review required by the Pooling Agreement until shortly before the filing date prescribed by the Commission for the annual report. Completion of the annual review is necessary to identify any deficiencies which must be disclosed in the Form 10-K annual report and for an Bear Stearns officer to make the required corresponding certification. Therefore, Bear Stearns cannot complete the annual review and prepare the annual report in the short amount of time available without unreasonable effort or expense. Bear Stearns intends to file on behalf of the registrant on or before April 15, 2006 a complete annual report on Form 10-K.

PART IV
OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

Joseph Jurkowski	212-272-3358

(Name)	(Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|Yes   |_|No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes   |X|No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Structured Asset Mortgage Investments II Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2006	By: /s/ Jeffrey Verschleiser Jeffrey Verschleiser, President